June 4, 2012

VIA EDGAR

Mr. Daniel L. Gordon
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simon Property Group, Inc.
Simon Property Group, L.P.
Form 10-K for the Year Ended December 31, 2011
Filed February 28, 2012 and March 2, 2012
File Nos. 1-14469 and 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated May 25, 2012 with respect to the periodic reports noted above.  For the sake of convenience, we have reproduced your comments below with our responses following each comment.  Unless the context requires otherwise, the words “we,” “our” and “us” in our responses refer to Simon Property Group, Inc. and its subsidiaries.  “Simon Property” refers specifically to Simon Property Group, Inc. and the “Operating Partnership” refers specifically to Simon Property Group, L.P.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

1.          Comment:  We note your response to comment 5 of our letter dated May 2,  2012 and reissue that comment in part.  In future Exchange Act period reports,  please  include disclosure of your tenant allowances broken out separately  for  new  leases  and  renewed  leases.   Please provide such disclosure on a square foot basis.

In future filings, we will disclose average tenant allowances related to  new  leases  for our consolidated properties on a per square foot basis  for  tenant openings during the comparative reporting periods. Please  note  that  tenant  allowances  on  renewed  leases  are  not significant.

As you requested in your letter, the undersigned, on behalf of Simon Property and the Operating Partnership acknowledges that:

•                  the companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett
Senior Executive Vice President
and Chief Financial Officer

cc:	James M. Barkley, Esq.
Eric McPhee